                                   [LOGO]

FOR IMMEDIATE RELEASE
AUGUST 15, 2002

                  DRAXIS HEALTH REPORTS SECOND QUARTER RESULTS

           NET INCOME OF $0.01 PER SHARE FROM CONTINUING OPERATIONS ON
                               17% REVENUE GROWTH

         MISSISSAUGA, ONTARIO, AUGUST 15, 2002 - DRAXIS Health Inc. (TSX: DAX;
NASDAQ: DRAX) reported operating results for the second quarter of 2002 ended June 30, 2002. All amounts are expressed in US dollars.

         Revenues from continuing operations of $9.7 million for the quarter and $19.9 million for the first half of 2002 represent increases of 17.3% and 18.0% over 2001. Operating profitability, or EBITDA (pre R&D and non-recurring items), for the three and six-month periods of 2002 increased 34.1% and 54.2% over 2001 to $1.9 million and $4.3 million. Second quarter net income, before non-recurring items, was $0.4 million, ($0.01 per share), bringing six-month net income, before non-recurring items, to $1.3 million ($0.036 per share). The second quarter of 2002 was negatively impacted by a foreign exchange translation loss of $0.4 million.

                                          FINANCIAL HIGHLIGHTS
                         (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS AND
                                    IN ACCORDANCE WITH U.S. GAAP)
                                              (UNAUDITED)

                                                        ---------------------- ------------------------------------
                                                                2002                          2001
                                                        ---------- ----------- ----------- ---------- -------------
                                                           Q2          Q1          Q4         Q3           Q2
                                                        ---------- ----------- ----------- ---------- -------------
FROM CONTINUING OPERATIONS(1)
--------------------------
  Revenues                                               $9,730     $10,202      $8,916     $8,102        $8,298
                                                         ------     -------      ------     ------        ------

  EBITDA(2) (pre R&D and non-recurring items)             1,930       2,414       1,719        952         1,439
  R&D                                                      (405)       (463)       (666)      (262)         (132)
                                                          -----       -----       -----      -----         -----
  EDITDA(2) (pre non-recurring items)                     1,525       1,951       1,053        690         1,307
                                                          -----       -----       -----      -----         -----
NET INCOME (LOSS)
-----------------
  From Continuing Operations Before Non-recurring
  Items                                                     364         979         552        339           879
  Non-recurring Items                                       167           -           -          -        (3,300)
  Discontinued Operations                                  (229)       (196)         61        (80)         (255)
                                                          -----       -----       -----      -----       -------
                                                           $302        $783        $613      $ 259       $(2,676)
                                                           ----        ----       -----     ------       -------

BASIC INCOME (LOSS) PER SHARE
-----------------------------
  From Continuing Operations Before Non-recurring
  Items                                                  $0.010      $0.026      $0.015     $0.009       $ 0.024
  Non-recurring Items                                     0.004           -           -          -        (0.090)
  Discontinued Operations                                (0.006)     (0.006)      0.002     $0.002        (0.007)
                                                        -------     -------       -----     ------       -------
                                                         $0.008      $0.020      $0.017      0.007      $ (0.073)
                                                         ------      ------      ------     ------      --------

(1) Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. In the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R). Information for prior periods has been reclassified to reflect this change.

(2) Income (loss) from continuing operations before non-recurring items, depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities.

         "Financial results for the first six months of 2002 were in line with our expectations and several milestones were achieved during the quarter, including a BrachySeed launch in the U.S., expansions to key production capacities and further regulatory success in the sterile product area," said Dr. Martin Barkin, President and CEO of DRAXIS. "As anticipated, operating results at DRAXIMAGE this period came in below their record first quarter performance. The Company's targets for compound annual growth in revenues over the next two to three years remain at approximately 50% for the radiopharmaceuticals business and 15% for contract manufacturing. Short term growth rates will be significantly affected by the timing of regulatory approvals for new products and the transfer of customers' production to DRAXIS, while also taking into account our annual summer shutdown for maintenance."


          Subsequent to June 30, 2002 the Company announced the retirement of Mr. James Doherty, Vice Chairman, from the board of directors and the appointment of two new directors, Mr. Rolf H. Henel and Mr. Bruce W. Simpson.


         On August 14, 2002, DRAXIS was advised that Elan Corporation will not proceed with the previously announced acquisition of the Canadian pharmaceutical sales and marketing division of DRAXIS (Draxis Pharmaceutica). DRAXIS will now consider other strategic options for this division, including divestiture. As such options are explored, DRAXIS will continue to manage and operate the Draxis Pharmaceutica division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.

CONSOLIDATED OPERATIONS

o Revenues from continuing operations for the three and six-month periods increased 17.3% and 18.0% over 2001, respectively, driven by increases in both product sales and royalty and licensing revenues.

o EBITDA from continuing operations (pre R&D and non-recurring items) improved to 19.8% of total revenues in the second quarter against 17.3% in 2001 and rose to 21.8% of revenues for the first half versus 16.7% in 2001.

o Net income, before non-recurring items, at $0.4 million ($0.01 per share) for the quarter and $1.3 million ($0.036 per share) for the first half, compared to $0.9 million ($0.024 per share) and $1.4 million ($0.038 per share) in 2001. The second quarter of 2002 was impacted by a foreign exchange translation loss of $0.4 million ($0.01 per share), as the Canadian dollar strengthened considerably during the quarter.

o Gross margin was 21.5% of product sales revenue for the second quarter 2002 and 24.5% for the six-month period.

o Non-recurring items recognized in the second quarter of 2002 included a $418,000 U.S tax refund for taxation years 1998 to 2000 inclusive, $360,000 ($251,000, after tax) of costs associated with a share offering by two corporate shareholders. In the second quarter of 2001, the Company recorded a $3,300,000 non-cash charge to reduce the carrying value of its deferred income tax assets.

o Cash and cash equivalents at June 30, 2002 totalled $2.1 million as compared with $3.0 million as at March 31, 2002. The weighted average number of common shares outstanding in the second quarter of 2002 increased 1.2% over 2001 to 37,021,601 due to the exercise of options during the quarter.

RADIOPHARMACEUTICALS

o Revenues for the quarter were up 19.6% over 2001 to $2.1 million and for the first six months were up 52.0% to $ 5.2 million.

o EBITDA (pre R&D) for the quarter was $0.4 million, versus $0.6 million in 2001 and for the first six months was $1.8 million, compared to $1.2 million in the first half of 2001.

o Increase of 25.0% for U.S. sales of BRACHYSEED(TM)implants by Cytogen Corporation compared to the previous first quarter of 2002.

o Launch in the U.S. of the palladium version of BRACHYSEED(TM), triggering a $1.0 million milestone payment.

o    Further expansion of BRACHYSEED(TM)manufacturing capacity.

MANUFACTURING

o Revenues for the quarter increased 17.4% over 2001 to $5.9 million and for the six-month period increased 7.5% to $11.0 million over 2001.

o EBITDA for the quarter was $0.2 million, versus $0.1 million in 2001 and for the first six months was $0.3 million, compared to $0.2 million in the first half of 2001.

o Ongoing work preparing for the introduction of several established sterile products under the recently signed GlaxoSmithKline (GSK) agreement, in anticipation of revenues and income in early 2003.

o Initiation of a three year, $12 million capital plan, which includes a tripling of the Company's existing lyophilization capacity.

o Continued flow of new business opportunities, highlighted during the quarter by the Company's 10th FDA approval since mid-2001 and the resulting commencement of production for the U.S. market, of an established sterile liquid injectable product that is a recent addition to the GSK agreement.

CORPORATE

o Decision to retain ownership of ALERTEC(R) and reclassification of results from this product to continuing operations.

o Underwritten public sale by two corporate shareholders of 4.2 million common shares, representing approximately 11.4% of issued and Company's outstanding shares.

o    Renewal of the Company's Shareholder Rights Plan.

INTERIM FINANCIAL REPORT

         This release includes by reference the second quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at WWW.DRAXIS.COM in the section "Investors - News Releases 2002" and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984 or The Investor Relations Group at (212) 825-3210.

CONFERENCE CALL

         DRAXIS has scheduled a conference call to discuss second quarter 2002 financial results at 11 a.m. (ET) on August 15, 2002. This call can be accessed by dialing 1-888-303-1331 (no access code required) and will also be webcast live with access through the Company's website at WWW.DRAXIS.COM. The conference call will also be available in archived format on the website for 90 days following the conference call.

ABOUT DRAXIS HEALTH INC.

         DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

                            FINANCIAL TABLES ATTACHED


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                            FOR UNITED STATES:
Jerry Ormiston                         Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                     The Investor Relations Group
Phone:  877-441-1984                   Phone: 212-825-3210
Fax:    905-677-5494                   Fax:   212-825-3229

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         - QUARTER ENDED JUNE 30, 2002 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2001 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under:
"Accounting Matters".


OVERVIEW

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

Highlights for the second quarter ended June 30, 2002 include:

     o   Solid financial results from continuing operations:

         >> Revenues of $9.7 million and $19.9 million for the quarter and six months ended June 30, 2002, representing increases of 17.3% and 18.0% over 2001.

         >> Earnings before non-recurring items, research and development, depreciation and amortization, interest, income taxes and minority interest ("EBITDARD") of $1.9 million and $4.3 million for the quarter and six months ended June 30, 2002, representing increases of 34.1% and 54.2% over 2001.

         >> As compared to the immediately prior first quarter of 2002, revenues and EBITDARD declined primarily due to the expected low U.S. sales of DRAXIMAGE's lyophilized diagnostic imaging products following an exceptionally strong first quarter of 2002.

         >> Net income, before non-recurring items, was $0.4 million ($0.010 per share) and $1.3 million ($0.036 per share) for the quarter and six months ended June 30, 2002 compared to $0.9 million ($0.024 per share) and $1.4 million ($0.038 per share) in 2001. The second quarter of 2002 included a foreign exchange translation loss of $0.4 million ($0.010 per share).

     o Continued progress with BRACHYSEED(TM):

         >> 25.0% increase in U.S. BRACHYSEED(TM)sales compared to the immediately prior first quarter of 2002.

         >> U.S. launch of the palladium version of BRACHYSEED(TM)triggering the related $1.0 million milestone.

         >>   Expansion of manufacturing capacity.

     o Decision to retain ownership of ALERTEC(R) and reclassification of results from this product to continuing operations.

     o Continued flow of new business opportunities at DPI including regulatory approval and commencement of production for the U.S. market of an established sterile liquid injectable product, which is a supplemental addition to the recently announced contract with GlaxoSmithKline.

     o Three-year, $12 million capital plan at DPI, including a tripling of the Company's existing lyophilization capacity.

     o Underwritten public sale by two corporate shareholders of 4.2 million common shares, representing approximately 11.4% of issued and outstanding shares.

     o   Renewal of the Company's Shareholder Rights Plan.

Subsequent to June 30, 2002 the Company announced:

     o The retirement of one director and the appointment of two new directors to the Company's Board.

     o Termination by Elan Corporation, plc of the previously announced acquisition of DRAXIS Pharmaceutica.



  CONSOLIDATED RESULTS OF OPERATIONS(1)

           FOR THE THREE MONTH PERIOD                                                           FOR THE SIX MONTH PERIOD
                 ENDED JUNE 30,                                                                       ENDED JUNE 30,
  --------------- ------------- ---------------                                         ------------- ------------- ------------
   2002           2001         $ CHANGE                                                    2002          2001       $ CHANGE
   ----           ----         --------                                                    ----          ----       --------
                                                    (IN THOUSANDS OF U.S. DOLLARS
                                                      EXCEPT SHARE RELATED DATA)
                                                             (U.S. GAAP)


                                                   REVENUES
                                                   --------
$ 7,652         $ 6,726       $  926                Product sales                       $15,752       $13,655       $2,097
  2,078           1,572          506                Royalty and licensing                 4,180         3,230          950
-----------------------------------------------------------------------------------------------------------------------------
  9,730           8,298        1,432                                                     19,932        16,885        3,047
-----------------------------------------------------------------------------------------------------------------------------

  1,642           1,582           60                Product gross margin                  3,858         2,880          978
   21.5%           23.5%                             % OF PRODUCT SALES REVENUES           24.5%         21.1%
  2,078           1,572          506                Royalty and licensing revenue         4,180         3,230          950
 (1,790)         (1,715)         (75)               SG&A(2)                              (3,694)       (3,293)        (401)
  -23.4%          -25.5%                              % OF PRODUCT SALES REVENUES         -23.5%        -24.1%
-----------------------------------------------------------------------------------------------------------------------------

  1,930           1,439          491                EBITDA(3) (pre-R&D)                   4,344         2,817        1,527
   19.8%           17.3%                              % OF TOTAL REVENUES                  21.8%         16.7%
   (405)           (132)        (273)                R & D                                 (868)         (352)        (516)
-----------------------------------------------------------------------------------------------------------------------------

  1,525           1,307          218                EBITDA(3)                             3,476         2,465        1,011
   15.7%           15.8%                              % OF TOTAL REVENUES                  17.4%         14.6%
   (698)           (576)        (122)               Depreciation and amortization        (1,370)       (1,158)        (212)
                                                    NON-RECURRING ITEMS
    418               -          418                -  Income tax recovery                  418           -            418
   (251)              -         (251)               -  Offering costs(2)                   (251)          -           (251)
      -          (3,300)       3,300                -  Revaluation of tax assets              -        (3,300)       3,300
                                                    FINANCIAL
   (374)            (66)        (308)               -  Foreign exchange translation loss   (363)           (1)        (362)
    (37)           (129)          92                -  Other                                (99)         (231)         132
    (82)            274         (356)              Income tax recovery (provision)(4)      (381)          159         (540)
     30              69          (39)              Minority interest                         80           159          (79)
   (229)           (255)          26               Loss from discontinued operations       (425)         (549)         124
---------------------------------------------------------------------------------------------------------------------------
   $302         $(2,676)      $2,978               Net income (loss)                    $ 1,085       $(2,456)       3,541
---------------------------------------------------------------------------------------------------------------------------

                                                   NET INCOME (LOSS)
                                                   - From continuing operations
$   364         $   879       $ (515)                before non-recurring items         $ 1,343       $ 1,393       $  (50)
    167          (3,300)       3,467               - Non-recurring items                    167        (3,300)       3,467
   (229)           (255)          26               - From discontinued operations          (425)         (549)         124
---------------------------------------------------------------------------------------------------------------------------
$   302         $(2,676)      $2,978                                                    $ 1,085       $(2,456)      $3,541
---------------------------------------------------------------------------------------------------------------------------

                                                   BASIC INCOME (LOSS) PER SHARE
$ 0.010         $ 0.024                            - From continuing operations         $ 0.036       $ 0.038
                                                      before non-recurring items
  0.004          (0.090)                           - Non-recurring items                  0.004        (0.090)
 (0.006)         (0.007)                           - From discontinued operations        (0.012)       (0.015)
---------------------------------------------------------------------------------------------------------------------------
$ 0.008         $(0.073)                                                                $ 0.028       $(0.067)
---------------------------------------------------------------------------------------------------------------------------


(1) Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. In the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R). Information for prior periods has been reclassified to reflect this change.

(2) Exclude offering costs of $360 ($251, after tax)

(3) Income from continuing operations before non-recurring items, depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities

(4) Excludes tax impact of non-recurring items.

COMPARISON OF THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

Consolidated revenues from continuing operations for the three and six months ended June 30, 2002 increased 17.3% and 18.0% over 2001, respectively, driven by increases in both product sales and royalty and licensing revenues.

Fluctuations in product gross margins associated with continuing operations in 2002 as compared to 2001 are attributable to product changes in product mix.

Selling, general and administration expenses associated with continuing operations (excluding $360,000, pre-tax, of non-recurring expenses associated with the public share offering in the second quarter of 2002), expressed as a percentage of product sales from continuing operations, improved in 2002 over 2001 due to productivity improvement and containment of overhead expenses.

EBITDARD from continuing operations (excluding non-recurring items), expressed as a percentage of total revenues, improved in 2002 as compared to 2001 due to higher revenues and improved productivity.

Research and development expenditures associated with continuing operations for the three and six month periods ended June 30, 2002 increased $273,000 and $516,000, respectively, due to increased development activity involving the Company's radiopharmaceutical product pipeline.

Depreciation and amortization expense associated with continuing operations for the three and six month periods ended June 30, 2002 increased 21.2% and 18.3%, respectively, following the commencement of depreciation charges on recently completed capital projects.

In December 2001, the Company filed amended U.S. returns for its 1998, 1999 and 2000 taxation years. In June 2002 the Company was notified by the U.S. Internal Revenue Service that its revised filing position had been accepted and related refunds aggregating $418,000 were recognized in the second quarter of 2002 as a reduction in income tax expense.

Non-recurring items in the second quarter of 2002 included the $418,000 income tax recovery and $360,000 ($251,000, after tax) of costs associated with the public share offering. In the second quarter of 2001, the Company recorded a $3,300,000 non-cash charge to reduce the carrying value of its deferred income tax assets.

Net financial items associated with continuing operations increased significantly in 2002 due to a $374,000 foreign exchange translation loss experienced in the second quarter 2002 which was attributable to the strengthening in the value of the Canadian dollar relative to the U.S. dollar.

Minority interest for the three and six month periods ended June 30, 2002 contributed positively to net income by $30,000 and $80,000, respectively. The decline over 2001 is attributable to DPI's lower net loss in 2002.

Net loss from discontinued operations was largely unchanged in 2002 as compared to 2001.

In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to ALERTEC(R) and continue to market and sell ALERTEC(R) in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R) and information for prior periods has been reclassified to reflect this change.

Excluding non-recurring items, for the three and six month periods ended June 30, 2002 the Company recorded an income tax expense (expressed as a percentage of pre-tax earnings) of 19.7% and 23.2%, respectively.

The weighted average number of common shares outstanding in the second quarter of 2002 increased 1.2% over 2001 to 37,021,601 due to the exercise of options during the quarter.

RADIOPHARMACEUTICALS


       FOR THE THREE MONTH PERIOD                                                     FOR THE SIX MONTH PERIOD
             ENDED JUNE 30,                                                                ENDED JUNE 30,
--------------- ------------- ------------                                     - ------------ ------------- -----------
     2002            2001       $ CHANGE                                             2002          2001       $ CHANGE
     ----            ----       --------                                             ----          ----       --------
                                              (IN THOUSANDS OF U.S. DOLLARS)
                                                        (U.S. GAAP)

                                              REVENUES
                                              --------
   $1,989          $1,729         260            Product sales                      $4,981        $3,364       $1,617
      112              27          85            Royalty and licensing                 196            42          154
--------------------------------------------------------------------------------------------------------------------------------
    2,101           1,756         345                                                5,177         3,406        1,771
--------------------------------------------------------------------------------------------------------------------------------
      405             635        (230)           EBITDARD                            1,756         1,177          579
     19.3%           36.2%                         % of Revenues                      33.9%         34.6%
     (405)           (132)       (273)           Research and development             (868)         (352)        (516)
--------------------------------------------------------------------------------------------------------------------------------
        -             503        (503)           EBITDA                                888           825           63
    (177)            (144)        (33)           Depreciation and amortization        (345)         (284)         (61)
--------------------------------------------------------------------------------------------------------------------------------
   $(177)          $  359       $(536)           Income (loss) from Operations      $  543        $  541       $    2
--------------------------------------------------------------------------------------------------------------------------------


Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: FIBRIMAGE(R), currently in Phase III, for imaging deep vein thrombosis, AMISCAN(TM), currently in Phase II, for the early diagnosis of acute myocardial infarct, and INFECTON(TM) in preclinical development for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the second quarter ended June 30, 2002 include:

     o Revenues for the quarter increased 19.6% over 2001 however EBITDARD margin declined from 36.2% to 19.3% due to higher operating expenses. For the six month period ended June 30, 2002 revenues increased 52.0% and EBITDARD margin remained constant at 33.9% compared to 34.6% in 2001.

     o As compared to the immediately prior first quarter of 2002, revenues and EBITDARD declined largely due to the expected decline in U.S. sales of DRAXIMAGE's lyophilized diagnostic imaging products following an exceptionally strong first quarter of 2002. Second quarter 2002 results were also negatively affected by increased operating expenses related to the launch of BRACHYSEED(TM) Pd-103.

     o 25.0% increase in U.S. BRACHYSEED(TM)sales compared to the immediately prior first quarter of 2002.

     o   Expansion of BRACHYSEED(TM)manufacturing capacity.

     o U.S. launch of the palladium version of BRACHYSEED(TM)triggering the related $1,000,000 milestone.


COMPARISON OF THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

Revenues for the radiopharmaceutical segment for the three and six month periods ended June 30, 2002 increased 19.6% and 52.0% over 2001, respectively. Increased sales for the six month period in 2002 were driven largely by sales of sodium iodide I-131 radiotherapy capsules and increased sales of diagnostic imaging products and BRACHYSEED(TM) I-125.

As reported by Cytogen Corporation, the Company's U.S. distribution partner for BRACHYSEED(TM), BRACHYSEED(TM)U.S. sales in the quarter ended June 30, 2002 increased 25.0% to $565,000 as compared to $452,000 in the immediately prior first quarter of 2002. The palladium version of BRACHYSEED(TM)was launched in May 2002 for commercial distribution in the U.S. through Cytogen Corporation.

The recently completed increase in BRACHYSEED(TM) production capacity positions the Company to serve the expectEd increasing demand for its brachytherapy implants. DRAXIMAGE has installed three new production lines at its FDA-approved production facility, incorporating 17 robotic assembly units custom-designed to speed production while maintaining product quality. The addition of the robotic production technology, together with improvements to process control systems, has resulted in a five-fold increase in production capacity for BRACHYSEED(TM) sinCe this product's introduction in 2001.

In the second quarter of 2002, the Company became entitled to a $1,000,000 non-refundable fee from Cytogen Corporation related to the launch of BRACHYSEED(TM) Pd-103 bringing the total of non-refundable fees receivEd pursuant to this collaboration to $2,000,000. Non-refundable fees under this collaboration are deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

Comparing the first two quarters of 2002, U.S. shipments of the Company's line of lyophilized diagnostic imaging products in the second quarter declined as expected, following a strong first quarter which included the fulfillment of order backlogs. For the first six months ended June 30, 2002, U.S. sales of the Company's line of lyophilized diagnostic imaging products increased more than 30% compared to 2001. Relative to the first quarter of 2002, EBITDARD in the second quarter was also negatively affected by increased operating expenses largely attributable to the launch of BRACHYSEED(TM) Pd-103.

The decline in EBITDARD margin to 19.3% in the current quarter compared to 36.2% in 2001 is attributable to higher operating expenses in 2002 including additional headcounts to handle expected increased production levels and launch costs associated with BRACHYSEED(TM) Pd-103. For the six month period ended June 30, 2002, EBITDARD margin was relatively uncharged as compared to 2001.

Research and development expenditures for the three and six month periods ended June 30, 2002 increased $273,000 and $516,000, respectively due to increased development activity involving the Company's radiopharmaceutical product pipeline.

Depreciation and amortization expense for this segment for the three and six month periods ended June 30, 2002 increased 22.9% and 21.5%, respectively following the commencement of depreciation on the expanded radiopharmaceutical production facility in the fourth quarter of 2001, partially offset by the elimination of $26,000 of quarterly goodwill amortization pursuant to the adoption of SFAS No.142.

MANUFACTURING


       FOR THE THREE MONTH PERIOD                                                     FOR THE SIX MONTH PERIOD
             ENDED JUNE 30,                                                                ENDED JUNE 30,
------------------------------------------                                     ---------------------------------------
     2002           2001       $ Change                                            2002          2001       $ Change
     ----           ----       --------                                            ----          ----       --------
                                              (IN THOUSANDS OF U.S. DOLLARS)
                                                        (U.S. GAAP)
                                              REVENUES
 $  5,943         $  5,061      $  882          Product sales                    $ 11,017     $ 10,250      $   767
---------------------------------------------------------------------------------------------------------------------
      194             130           64        EBITDA                                  328          185          143
      3.3%            2.6%                     % of Revenues                          3.0%         1.8%
     (288)           (200)         (88)       Depreciation and amortization          (564)        (396)        (168)
---------------------------------------------------------------------------------------------------------------------
 $    (94)         $  (70)      $  (24)       Loss from Operations               $   (236)     $  (211)     $   (25)
=====================================================================================================================

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of ANIPRYL(R) to Pfizer Inc. DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the second quarter ended June 30, 2002 include:

     o Revenues for the quarter increased 17.4% over 2001 and EBITDA increased $64,000. For the six month period ended June 30, 2002, revenues increased 7.5% and EBITDA increased $143,000 as compared to 2001.

     o Initiation of a three-year, $12 million capital plan, including a tripling of DPI's existing lyophilization capacity and related financing arrangements including additional participation by DPI's strategic partner, Societe generale de financement du Quebec.

     o Regulatory approval and commencement of production of an established sterile liquid injectable product for the U.S. market which is a supplemental addition to the previously announced contract with GlaxoSmithKline.

     o    Ongoing negotiations regarding several new business opportunities.


COMPARISON OF THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

Revenues for the manufacturing segment for the three and six month periods ended June 30, 2002 increased 17.4% and 7.5% over 2001, respectively, due to increased new business, the commencement of shipments of lyophilized products principally to DRAXIMAGE and increased ANIPRYL(R) product sales to Pfizer Inc. Revenues for the first quarter of 2001 were unusually high due to the timing of certain large customer shipments in the quarter.

EBITDA for this segment for the three and six month periods ended June 30, 2002 increased $64,000 and $143,000 respectively. Earnings in the second quarter of 2002 were negatively impacted by unfavourable manufacturing variances due to a planned reduction of work-in-process inventory and increased headcounts. The increase in headcounts was planned to provide adequate training time for the additional staff required to handle expected increases in production volumes.

Depreciation and amortization expense for this segment for the three and six month periods ended June 30, 2002 increased 44.0% and 42.4%, respectively, following the commencement of depreciation on completed capital projects, including DPI's recently approved lyophilization, facility in the fourth quarter of 2001.

During the second quarter of 2002, DPI received FDA approval for the manufacturing site transfer of an established sterile liquid injectable product for GlaxoSmithKline. Commercial production of this product for the U.S. market began late in the quarter and is expected to ramp up slowly over the remainder of 2002. This product is a recent addition to the products included under the previously announced contract manufacturing relationship with GlaxoSmithKline and is the first product under this contract which will be distributed in the U.S. Manufacturing revenues for other products under the GlaxoSmithKline contract are not expected to begin until late 2002 and 2003.

During the second quarter of 2002, site transfer and related activities associated with the GlaxoSmithKline contract and other new business opportunities, including regulatory filings and approvals, continued at a high level with timing generally in line with the Company's expectations.

New business development activities continued during the second quarter. DPI has been designated by Axcan Pharma Inc. as a commercial manufacturing site for its lyophilized biological product, Photofrin photodynamic therapy used to selectively palliate, cure or prevent various forms of tumourous cancers.

Earlier this year the Company announced that it had received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE lyophilized imaging products to DPI. By manufacturing this line of products in-house, the Company anticipates that an additional $700,000 of manufacturing margin will be retained by the Company on an annual basis. While ramp-up of lyophilization production in the first six months of 2002 has been slightly slower than anticipated due to production start-up issues in this new manufacturing area, virtually all of the Company's lyophilization production capacity for the rest of 2002 is expected to be fully utilized either for the Company's own production requirements or for third party customers.

DPI's regular summer shut-down, during which facility wide maintenance and capital activities are scheduled, commenced on July 13, 2002. The entire sterile area, including lyophilization, was affected by this year's shutdown. Production activities re-started on July 29, 2002.

CORPORATE AND OTHER


        FOR THE THREE MONTH PERIOD                                                   FOR THE SIX MONTH PERIOD
              ENDED JUNE 30,                                                              ENDED JUNE 30,
---------------- ------------- ------------                                   ------------- ------------- ------------
     2002            2001       $ Change                                          2002          2001      $ Change
     ----            ----       --------                                          ----          ----       --------
                                              (IN THOUSANDS OF U.S. DOLLARS)
                                                        (U.S. GAAP)
                                             REVENUES
$  (280)        $     (64)      $  (216)       Product sales(1)               $   (246)      $     41      $  (287)
  1,966             1,545           421        Royalty and licensing             3,984          3,188          796
--------------------------------------------------------------------------------------------------------------------
  1,686             1,481           205                                          3,738          3,229          509
--------------------------------------------------------------------------------------------------------------------

  1,331               674           657        EBITDA                            2,260          1,455          805
   78.9%             45.5%                     % of Revenues                      60.5%          45.1%
   (233)             (232)           (1)       Depreciation and amortization      (461)          (478)          17
                                               NON-RECURRING ITEMS
   (360)                -          (360)       - Offering costs                   (360)             -         (360)
--------------------------------------------------------------------------------------------------------------------
$   738         $     442        $  296        Income from Operations         $  1,439       $    977      $   462
====================================================================================================================

(1) Net of inter-segment sales.

Corporate and Other comprises deferred revenues, royalties and expenses associated with the Company's collaboration agreements with Pfizer Inc. with respect to ANIPRYL(R) and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with ALERTEC(R); non-allocated corporate expenses and inter-segment eliminations.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.


COMPARISON OF THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

Revenues for the corporate and other segment for the three and six month periods ended June 30, 2002 increased 13.8% and 15.8%, respectively, due to increased minimum royalty amounts from Pfizer Inc. with respect to ANIPRYL(R) and increased sales in ALERTEC(R) partly off-set by higher inter-segment sales.

In December 2001, the Company received a payment of $3,150,000 in connection with its collaboration agreement involving ANIPRYL(R). The portion of this payment attributable to the minimum royalty entitlement for the three-year cycle ended December 31, 2002 is being recognized as revenue on a straight-line basis over the four quarters of 2002.

EBITDA for this segment for the three and six month periods ended June 30, 2002 increased 97.5% and 55.3% respectively largely due to higher royalty and licensed revenue.

This segment incurred $360,000 ($251,000 after tax) of costs associated with the public offering of shares during the second quarter of 2002.

Depreciation and amortization expense in this segment for in 2002 was largely unchanged as compared to 2001.

CORPORATE MATTERS


DRAXIS PHARMACEUTICA

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell its Canadian sales and marketing division (DRAXIS Pharmaceutica) to Elan Corporation, plc. On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

On August 14, 2002, the Company was advised that Elan Corporation, plc would not proceed with the transaction. The Company is considering its other divestiture options with respect to this division.


LEGAL ACTIONS

Since 2000, the Company and its subsidiary, Draxis Animal Health, Inc. ("DAHI"), have been involved in ANIPRYL(R)-related U.S. and Canadian legal proceedings with the University of Toronto ("U of T") and the University of Toronto Innovations Foundation ("IF"). One dispute relates to the terms of a 1992 license agreement between DAHI and IF and the other relates to a 1988 research agreement between the Company and U of T. In July 2002, the U.S. Court of Appeal ruled that the U.S. proceedings with IF should be stayed pending the outcome of arbitration of this dispute in Ontario.

The Company considers all of the claims made by the U of T and IF to be without merit and is vigorously defending itself.


PUBLIC OFFERING

In June 2002 the Company facilitated the underwritten sale of 4,220,466 common shares, representing approximately 11.4% of the Company's issued and outstanding shares, by Elan International Services, Ltd., a subsidiary of Elan, and Novopharm Limited, a subsidiary of TEVA Pharmaceutical Industries Ltd. The Company incurred $360,000 ($251,000, after tax) of costs associated with this offering.


SHAREHOLDER RIGHTS PLAN

On April 23, 2002, an updated version of the Company's pre-existing shareholder rights plan became effective to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company's shares. The updated plan was approved by shareholders at the annual general meeting on May 16, 2002 and received regulatory approval shortly thereafter.


BOARD OF DIRECTORS

On August 15, 2002 the Company announced that it has appointed new directors, Mr. Rolf H. Henel and Mr. Bruce W. Simpson, to its Board and that Mr. James Doherty has elected to retire from the Board. The Company's board will now have nine directors, all of whom, except Dr. Barkin as President and CEO, are considered to be unrelated and independent of the Company.

LIQUIDITY AND CAPITAL RESOURCES

                                                                           JUNE 30,       MARCH 31,      DECEMBER 31,
                                                                             2002           2002             2001
                                                                        --------------- -------------- -----------------
                                                                                (IN THOUSANDS OF U.S. DOLLARS)
                                                                                          (U.S. GAAP)
Cash and cash equivalents                                               $      2,146    $      3,042   $       5,602
Non-financial working capital (net)(1)                                  $      9,703    $     10,162   $       8,106
Total debt                                                              $     11,076    $     11,712   $       9,726
========================================================================================================================

(1) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt.

Cash and cash equivalents at June 30, 2002 totalled $2,146,000 as compared with $3,042,000 as at March 31, 2002. The decline in the second quarter was primarily due to funds required for operations, capital expenditures and discontinued operations, partially offset by the net change in working capital and an increase in deferred revenues.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at June 30, 2002 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in the second quarter of 2002, including non-recurring items, were $1,204,000 as compared to usage of $301,000 in 2001.

Cash flows used in discontinued operations in the second quarter of 2002 increased to $592,000 as compared to $32,000 used in operations in 2001 due to a payment related to the in-licensing of PERMAX(R).

The Company had $22,522,000 and $24,615,000 of deferred revenue as at June 30, 2002 and December 31, 2001, respectively. The decline in the second quarter of 2002 was attributable to amortization during the quarter, party offset by the addition of the $1,000,000 from Cytogen Corporation. Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $1,602,000 in the second quarter of 2002 as compared to $1,202,000 in 2001.

In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Quebec. In the second quarter of 2002, initial drawdowns of $1,872,000 in debt and $267,000 in equity were received under these arrangements.

Non-financial working capital was $9,703,000 as at June 30, 2002 as compared to $8,106,000 as at December 31, 2001 due to reduction of accounts payable and increased accounts receivable.

Capital expenditures in the second quarter of 2002 of $867,000 declined from $1,864,000 in the second quarter of 2001. Virtually all capital expenditures in 2002 are attributable to DPI's previously announced capital plan.

Total debt at June 30, 2002 increased to $11,076,000 from $9,726,000 at December 31, 2001 due to the initial debt drawdown pursuant to DPI's new financing arrangement partially offset by scheduled term debt repayments. The Company was in compliance with all lending covenants as at June 30, 2002 and December 31, 2001.

Proceeds from the issuance of 145,756 treasury common shares associated with the exercise of options and employee participation shares generated $292,000 in the second quarter of 2002.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to
1.83 million common shares. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired. No shares have been acquired under the renewed plan.

CANADIAN GAAP

The differences between U.S. and Canadian GAAP which affect net income (loss) for the quarters ended June 30, 2002 and 2001 are summarized in the following table:


    FOR THE THREE MONTH PERIOD                                                             FOR THE SIX MONTH PERIOD
          ENDED JUNE 30,                                                                        ENDED JUNE 30,
------------------ ----------------                                                      ---------------- -------------
      2002              2001                                                                  2002            2001
      ----              ----                                                                  ----            ----
                                               (IN THOUSANDS OF U.S. DOLLARS)
$     302           $  (2,676)          Net income (loss) as reported under U.S. GAAP     $  1,085        $  (2,456)
----------------------------------------------------------------------------------------------------------------------

                                       CONTINUING OPERATIONS
     (589)               (523)           Amortization expense, net of taxes                 (1,135)          (1,043)
        -               1,766            Revaluation of tax assets                               -            1,766
                         (153)           Other                                                                 (153)
----------------------------------------------------------------------------------------------------------------------
     (589)              1,090                                                               (1,135)             570
----------------------------------------------------------------------------------------------------------------------
                                       DISCONTINUED OPERATIONS
     (159)                200            Amortization expense, net of taxes                   (315)              51
   (1,800)                  -            Provision for future losses                        (1,800)
----------------------------------------------------------------------------------------------------------------------
   (1,959)                200                                                               (2,115)              51
----------------------------------------------------------------------------------------------------------------------

$  (2,246)         $   (1,386)           Net loss under Canadian GAAP                     $ (2,165)       $  (1,835)
======================================================================================================================

CONTINUING OPERATIONS

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,647,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,534,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under U.S. GAAP, $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

DISCONTINUED OPERATIONS

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision for future losses from discontinued operations. No net losses are expected under U.S. GAAP.

OUTLOOK

The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its core radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

The Company's target for compound annual growth in revenues over the next two to three years continues to be approximately 50% and 15% for its radiopharmaceutical and manufacturing businesses, respectively.

The timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for the Company over the next 12-24 months. While product transfer and other regulatory activities are proceeding well, there is uncertainty as to when the requisite approvals will be received which will enable the commencement of commercial production.

As in previous years, third quarter 2002 results may be negatively affected as a result of DPI's regularly scheduled summer shut down.

For the full year 2002, management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

The radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 driven by increased sales of its diagnostic imaging kits, full-year sales of BRACHYSEED(TM) I-125 implants and sodium iodide I-131 radiotherapy capsules, and new product introductions, including BRACHYSEED(TM) Pd-103, partly offset by an expected increase in research and development and depreciation expenses.

The manufacturing segment is expected to have increasing revenues and operating profitability in 2002 due to increased third party manufacturing business and the start-up of in-house manufacturing of lyophilized radiopharmaceutical diagnostic imaging products, partly offset by higher depreciation expense.

The Corporate and Other segment is expected to have improved results in 2002 due to increased deferred revenue as a result of the ANIPRYL(R) payment received in December 2001 and the net effect of the proposed sale of DRAXIS Pharmaceutica, including the commencement of recognizing continuing participating interests on the Canadian sales of two products included in the sale.

The Company expects that its effective tax rate applicable to continuing operations, before non-recurring items, for 2002 will be in the 20-25% range.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2002.

Capital expenditures in 2002 are expected to increase over 2001 following initiation of DPI's previously announced capital plan.

With the Company's current cash balances, reduced operating cash requirements and available debt capacity, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002. Any investments or acquisitions of businesses, products or technologies may require additional funding.

ACCOUNTING MATTERS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

RECOGNITION OF LICENSING REVENUE - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

DEFERRED TAX ASSETS - Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

CHANGE IN ACCOUNTING CONVENTION AND REPORTING CURRENCY

The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.


DISCONTINUED OPERATIONS

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. In the second quarter of 2002, discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R). Information for prior periods has been reclassified to reflect this change.


DEFINITION OF SEGMENTS

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations have been reported within three segments:
Radiopharmaceuticals, Manufacturing, and Corporate and Other.

RECENT ACCOUNTING PRONOUNCEMENTS

For a summary of recent accounting pronouncements, see Note 28 to the Company's 2001 consolidated financial statements.

NON-GAAP MEASURES

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.


FORWARD LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
--------------------------------------                                                    -----------------------------------
       2002                 2001                                                               2002                2001
-------------------     --------------                                                    ---------------    ----------------
                                       REVENUES
 $    7,652              $    6,726         Product sales                                  $    15,752        $     13,655
      2,078                   1,572         Royalty and licensing                                4,180               3,230
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
      9,730                   8,298                                                             19,932              16,885
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
                                       EXPENSES
      6,010                   5,144         Cost of goods sold                                  11,894              10,775
      2,150                   1,715         Selling, general and administration                  4,054               3,293
        405                     132         Research and development                               868                 352
        698                     576         Depreciation and amortization                        1,370               1,158
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
      9,263                   7,567                                                             18,186              15,578
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
        467                     731    Operating income                                          1,746               1,307
       (411)                   (195)   Interest expense, net                                      (462)               (232)
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
         56                     536    Income before undernoted                                  1,284               1,075
       (445)                  3,026    Income taxes                                               (146)              3,141
         30                      69    Minority interest                                            80                 159
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
        531                  (2,421)   Income (loss) from continuing operations                  1,510              (1,907)
       (229)                   (255)   Loss from discontinued operations, net of taxes            (425)               (549)
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
 $      302              $   (2,676)   Net income (loss)                                  $      1,085       $      (2,456)
=================== === ============== ================================================== =============== == ================


                                       BASIC INCOME (LOSS) PER SHARE
 $     0.014             $   (0.066)        from continuing operations                    $       0.041      $      (0.052)
      (0.006)                (0.007)        from discontinued operations                         (0.012)            (0.015)
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
 $     0.008             $   (0.073)                                                      $       0.029      $      (0.067)
=================== === ============== ================================================== =============== == ================

                                       DILUTED INCOME (LOSS) PER SHARE
 $     0.014             $   (0.066)        from continuing operations                    $       0.041      $      (0.052)
      (0.006)                (0.007)        from discontinued operations                         (0.012)            (0.015)
------------------- --- -------------- -------------------------------------------------- --------------- -- ----------------
 $     0.008             $   (0.073)                                                      $       0.029      $      (0.067)
=================== === ============== ================================================== =============== == ================
                                       Weighted-average number of shares outstanding
  37,021,601             36,565,209         - basic                                          36,876,494         36,565,156
  37,895,729             36,578,848         - diluted                                        37,573,415         36,586,221
=================== === ============== ================================================== =============== == ================

                          SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                          JUNE 30,           March 31,         December 31,
                                                                            2002                2002               2001
                                                                       ----------------    ---------------     --------------
ASSETS

CURRENT
     Cash and cash equivalents                                         $       2,146       $       3,042       $       5,602

     Accounts receivable                                                       8,920               9,738               7,472
     Inventories                                                               5,280               5,193               5,272
     Prepaid expenses                                                          1,112                 814                 570
     Deferred income taxes, net                                                  673                 673               2,917
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                              18,131              19,460              21,833

Property, plant and equipment, net                                            24,679              23,092              22,294
Goodwill, net                                                                  2,798               2,874               3,086
Intangible assets, net                                                         6,782               6,722               7,004
Other assets                                                                     885                 899                 995
Deferred income taxes, net                                                    12,753              11,440               9,148
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                       $      66,028       $      64,487       $      64,360
====================================================================== ================ == =============== === ==============

LIABILITIES

CURRENT
     Bank loan                                                         $       1,350       $       1,975        $      1,666
     Accounts payable and accrued liabilities                                  6,282               6,256               8,125
     Current portion of deferred revenues                                      5,938               6,108               6,476
     Current portion of long-term debt                                           999                 752               1,446
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                              14,569              15,091              17,713

Deferred revenues                                                             16,584              16,872              18,139
Long-term debt                                                                 8,727               8,985               6,614
Customer deposits                                                              2,312               2,028               1,966
Minority interest                                                              3,396               3,260               3,050
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                       $      45,588       $      46,236       $      47,482
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares authorized         $      60,597       $      60,305       $      59,781
Additional paid in capital                                                    15,560              15,632              15,476
Employee participation shares; 2,000,000 shares authorized                       140                 166                 166
       Less:  loans receivable                                                  (140)               (166)               (166)
Warrants                                                                          74                  74                  74
Deficit                                                                      (49,784)            (50,086)            (50,869)
Accumulated other comprehensive loss                                          (6,007)             (7,674)             (7,584)
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                              20,440              18,251              16,878
====================================================================== ================ == =============== === ==============
                                                                       $      66,028       $      64,487       $      64,360
====================================================================== ================ == =============== === ==============

                          SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
-------------------------------------                                                     -----------------------------------
       2002                2001                                                                 2002               2001
------------------    ---------------                                                     ----------------   ----------------
                                      COMMON STOCK (NUMBER OF SHARES)
     36,935,434           36,565,102  Balance, beginning of period                             36,613,434         36,565,102
              -                    -    Issuance of common shares                                       -                  -
              -                    -    Exercise of warrants                                            -                  -
        128,668                3,232    Exercise of options                                       450,668              3,232
         17,088                    -    Exercise of employee participation shares                  17,088                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
     37,081,190           36,568,334  Balance, end of period                                   37,081,190         36,568,334
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      COMMON STOCK
 $       60,305        $      59,698  Balance, beginning of period                         $       59,781     $       59,698
              -                    -    Issuance of common shares                                       -                  -
              -                    -    Exercise of warrants                                            -                  -
            238                    -    Exercise of options                                           762                  -
             54                    -    Exercise of employee participation shares                      54                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $       60,597        $      59,698  Balance, end of period                               $       60,597     $       59,698
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      ADDITIONAL PAID IN CAPITAL
 $       15,632        $      15,476  Balance, beginning of period                         $       15,476     $       15,476
            (72)                   -    Stock compensation                                             84                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $       15,560        $      15,476  Balance, end of period                               $       15,560     $       15,476
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      EMPLOYEE PARTICIPATION SHARES
 $          166        $         166  Balance, beginning of period                         $          166     $          166
              -                    -    Issuance of employee participation shares                       -                  -
            (26)                   -    Exercise of employee participation shares                     (26)                 -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $          140        $         166  Balance, end of period                               $          140     $          166
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      EMPLOYEE PARTICIPATION SHARES-LOANS RECEIVABLE
 $         (166)       $        (166) Balance, beginning of period                         $         (166)    $         (166)
              -                    -    Issuance of employee participation shares                       -                  -
             26                    -    Exercise of employee participation shares                      26                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $         (140)       $        (166) Balance, end of period                               $         (140)    $         (166)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      WARRANTS
 $           74        $          74  Balance, beginning of period                         $           74     $           74
              -                    -    Issuance of warrants                                            -                  -
              -                    -    Exercise of warrants                                            -                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $           74        $          74  Balance, end of period                               $           74     $           74
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      DEFICIT (NOTE 4 (b) )
 $      (50,086)       $     (49,065) Balance, beginning of period                         $      (50,869)    $      (49,285)
            302               (2,676)   Net income (loss)                                           1,085             (2,456)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $      (49,784)       $     (51,741) Balance, end of period                               $      (49,784)    $      (51,741)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
 $       (7,674)       $      (6,672) Balance, beginning of period                         $       (7,584)    $       (5,155)
          1,667                  763    Other comprehensive income  (loss)                          1,577               (754)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
         (6,007)              (5,909) Balance, end of period                                       (6,007)            (5,909)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $       20,440        $      17,598  TOTAL SHAREHOLDERS' EQUITY                           $       20,440     $       17,598
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      COMPREHENSIVE INCOME (LOSS)
 $        1,667        $         763    Foreign currency translation adjustments           $        1,577     $         (754)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
          1,667                  763  Other comprehensive income (loss)                             1,577               (754)
            302               (2,676) Net Income (loss)                                             1,085             (2,456)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $        1,969        $      (1,913) TOTAL COMPREHENSIVE INCOME (LOSS)                    $        2,662     $       (3,210)
================== == =============== =================================================== ================ = ================

                          SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

  FOR THE THREE MONTH PERIOD                                                                       FOR THE SIX MONTH PERIOD
        ENDED JUNE 30,                                                                                  ENDED JUNE 30,
------------------------------                                                                  -------------------------------
     2002             2001                                                                          2002             2001
--------------    ------------                                                                  -------------    --------------
                               CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$      531         $   (2,421) Net income (loss) from continuing operations                     $     1,510      $      (1,907)
                                Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
    (1,602)            (1,202)      Amortization of deferred revenues                                (3,158)            (2,409)
       698                576       Depreciation and other amortization                               1,370              1,158
       (71)                 -       Stock compensation                                                   85                  -
      (752)             2,815       Deferred income taxes                                              (845)             2,511
       (30)               (69)      Minority interest                                                   (80)              (157)
        22                  -       Other                                                               116                (13)
                                Changes in operating assets and operating liabilities
     1,307              1,821       Accounts receivable                                                (545)               551
       172                605       Inventories                                                         237              1,123
       (30)                80       Income taxes                                                     (1,328)               480
      (250)               (60)      Prepaid expenses                                                   (497)               347
      (263)             1,063       Accounts payable and accrued liabilities                         (1,227)               228
         -                  -       Current portion of deferred revenues                                  -                 47
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (268)             3,208                                                                        (4,362)             1,959
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
                               CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
      (867)            (1,864)     Expenditures for property, plant and equipment                    (2,153)            (2,843)
         -                  -      Increase in intangible assets                                          -               (120)
       899                  -      Increase in deferred revenues                                        899                409
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
        32             (1,864)                                                                       (1,254)            (2,554)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
                               CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
         -                973      Proceeds from bank loan                                              314                973
      (708)                 -      Repayment of bank loan                                              (708)                 -
        26                  -      Proceeds from long-term debt                                       1,898                  -
         -               (178)     Repayment of long-term debt                                         (172)              (418)
       178                  -      Proceeds from customer deposits                                      245                  -
       292                  -      Exercise of warrants and options                                     816                  -
         -                  -      Issue of common shares by subsidiary to minority interest            267                  -
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (212)               795                                                                         2,660                555
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
       144                160  Effect of foreign exchange rate changes on cash and cash                 171                 62
                                equivalents
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (304)             2,299  Net cash (used in) from continuing operations                         (2,785)                22
      (592)               (32) Net cash used in discontinued operations                                (671)              (161)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (896)             2,267  Net decrease in cash and cash equivalents                             (3,456)              (139)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
     3,042              2,014  Cash and cash equivalents, beginning of period                         5,602              4,420
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
$    2,146         $    4,281  Cash and cash equivalents, end of period                          $    2,146      $       4,281
============== == ============ ================================================================ ============= == ==============

                               ADDITIONAL INFORMATION
$       73         $      169      Interest paid                                                 $      151      $         337
$       77         $      153      Income taxes paid                                             $    1,772      $         222
============== == ============ ================================================================ ============= == ==============

                          SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

         The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

         The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2002 and the results of operations and cash flows for the quarter ended June 30, 2002 and 2001.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

2.       ACCOUNTING CHANGE

         Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

         The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.


      FOR THE THREE MONTH PERIOD                                                             FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                        ENDED JUNE 30,
---------------------------------------                                               ---------------------------------------
      2002                  2001                                                            2002                  2001
------------------     ----------------                                               ------------------     ----------------

$           302        $      (2,676)    Net income (loss), as reported               $         1,085        $      (2,456)
              -                   26     Amortization expense on goodwill                           -                   52
------------------ --- ---------------- --------------------------------------------- ------------------ --- ----------------
$           302        $      (2,650)    Net income (loss), adjusted                  $         1,085        $      (2,404)
================== === ================ ============================================= ================== === ================


3.       DISCONTINUED OPERATIONS

         On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

         On August 14, 2002, the Company was advised that the acquisition would not be completed by the acquirer. The Company is considering other divestiture alternatives with respect to DRAXIS Pharmaceutica.

         Pursuant to APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended June 30, 2002 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to ALERTEC(R) and continue to market and sell ALERTEC(R) in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R) and information for prior periods has been reclassified to reflect this change.


         Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

         The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:


      FOR THE THREE MONTH PERIOD                                                             FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                        ENDED JUNE 30,
---------------------------------------                                               ---------------------------------------
      2002                  2001                                                            2002                  2001
------------------     ----------------                                               ------------------     ----------------
$         1,501        $       1,494     Revenues                                     $         2,865        $       2,773
------------------ --- ---------------- --------------------------------------------- ------------------ --- ----------------
$          (229)       $        (255)    Net loss from discontinued operations        $          (425)       $        (549)
------------------ --- ---------------- --------------------------------------------- ------------------ --- ----------------

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


4.        SHAREHOLDERS' EQUITY


         (a)  Stock Option Plan

         The following is a summary of common shares issuable pursuant to outstanding stock options:


      FOR THE THREE MONTH PERIOD                                                             FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                        ENDED JUNE 30,
---------------------------------------                                               ---------------------------------------
      2002                  2001                                                            2002                  2001
------------------     ----------------                                               ------------------     ----------------
    3,371,444              3,157,527     Balance, beginning of period                       3,358,444            3,079,527
                                         Increase (decrease) resulting from:
       45,000                 85,000          Granted                                         380,000              163,000
     (128,668)                (3,232)         Exercised                                      (450,668)              (3,232)
      (43,500)                     -          Cancelled                                       (43,500)                   -
            -                (87,750)         Expired                                               -              (87,750)
------------------ --- ---------------- --------------------------------------------- ------------------ --- ----------------
    3,244,276              3,151,545     Balance, end of period                             3,244,276            3,151,545
================== === ================ ============================================= ================== === ================

          (b)  Restatement of Prior Years

         During 2001, the Company discovered that the income tax effect of certain capital transactions that occurred between 1991 and 1996 had been recorded as deferred income tax assets rather than being charged to shareholders' equity. Accordingly, the consolidated balance sheets as at December 31, 2001 and prior periods reflect the restatement to reduce non-current deferred income tax assets, additional paid in capital and accumulated other comprehensive loss by $2,954, $2,701 and $1,076, respectively and to increase deficit by $1,329.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


5.       SEGMENTED INFORMATION


INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.


     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
------------------------------------                                                       ----------------------------------
      2002                2001                                                                  2002               2001
-----------------    ---------------                                                       ---------------    ---------------
                                      PRODUCT SALES REVENUES
$     1,989          $     1,729         Radiopharmaceuticals                              $     4,981        $     3,364
      5,943                5,061         Manufacturing                                          11,017             10,250
       (280)                 (64)        Corporate and Other                                      (246)                41
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     7,652          $     6,726                                                           $    15,752        $    13,655
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------

                                      ROYALTY AND LICENSING REVENUES
$       112          $        27         Radiopharmaceuticals                              $       196        $        42
          -                    -         Manufacturing                                               -                  -
      1,966                1,545         Corporate and Other                                     3,984              3,188
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     2,078          $     1,572                                                           $     4,180        $     3,230
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------

                                      TOTAL REVENUES
$     2,101          $     1,756         Radiopharmaceuticals                              $     5,177        $     3,406
      5,943                5,061         Manufacturing                                          11,017             10,250
      1,686                1,481         Corporate and Other                                     3,738              3,229
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     9,730          $     8,298                                                           $    19,932       $     16,885
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------

                                      SEGMENT INCOME(1)
$         -          $       503         Radiopharmaceuticals                              $       888        $       825
        194                  130         Manufacturing                                             328                185
        971                  674         Corporate and Other                                     1,900              1,455
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     1,165          $     1,307                                                           $     3,116        $     2,465
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------

                                      DEPRECIATION AND AMORTIZATION
$       177          $       144         Radiopharmaceuticals                              $       345        $       284
        288                  200         Manufacturing                                             564                396
        233                  232         Corporate and Other                                       461                478
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$       698          $       576                                                           $     1,370        $     1,158
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------

                                      OPERATING INCOME (LOSS)(2)
$      (177)         $       359         Radiopharmaceuticals                              $       543        $       541
        (94)                 (70)        Manufacturing                                            (236)              (211)
        738                  442         Corporate and Other                                     1,439                977
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$       467          $       731                                                           $     1,746        $     1,307
================= == =============== ===================================================== =============== == ===============

                                                                          JUNE 30,            March 31,        December 31,
                                                                            2002                2002               2001
                                                                       ---------------     ---------------    ---------------
                                      IDENTIFIABLE ASSETS
                                         Radiopharmaceuticals          $    11,610          $  10,748          $   13,558
                                         Manufacturing                      28,152             28,538              24,906
                                         Corporate and Other                26,266             25,201              25,896
                                     --------------------------------- --------------- --- --------------- -- ---------------
                                                                       $    66,028          $  64,487          $   64,360
================= == =============== ===================================================== =============== == ===============

(1) Segment income from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

(2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

GEOGRAPHIC SEGMENTATION

     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
------------------------------------                                                       ----------------------------------
      2002                2001                                                                  2002               2001
-----------------    ---------------                                                       ---------------    ---------------
                                      REVENUES(3)
$     6,171          $     5,391         Canada                                            $    12,233        $    11.164
      3,497                2,907         United States                                           7,581              5,721
         62                    -         Other                                                     118                  -
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     9,730          $     8,298                                                           $    19,932        $    16,885
================= == ============== ================================== =============== == ================ == ===============

                                                                                           --------------- -- ---------------

                                                                          JUNE 30,           March 31,         December 31,
                                                                            2002                2002               2001
                                                                       ---------------    ----------------    ---------------
                                     LONG-LIVED ASSETS(4)
                                        Canada                         $     34,259       $     32,688        $     32,384
                                        United States                            -                  -                    -
                                    ---------------------------------- --------------- -- ---------------- -- ---------------
                                                                       $     34,259       $     32,688        $     32,384
================= == ============== ================================== =============== == ================ == ===============

(3) Revenues are attributable to countries based upon the location of the customer.

(4) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.


6.       COMPARATIVE INFORMATION

The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

    FOR THE THREE MONTH PERIOD                                                                      FOR THE SIX MONTH PERIOD
          ENDED JUNE 30,                                                                                 ENDED JUNE 30,
-----------------------------------                                                            ----------------------------------
     2002                2001                                                                       2002               2001
----------------    ---------------                                                            ---------------    ---------------
                                    REVENUES
$     7,652         $     6,726          Product sales                                          $    15,752        $     13,655
      2,078               1,572          Royalty and licensing                                        4,180               3,230
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
      9,730               8,298                                                                      19,932              16,885
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
                                    EXPENSES
      6,010               5,144          Cost of goods sold                                          11,894              10,775
      2,150               1,715          Selling, general and administration                          4,054               3,293
        405                 132          Research and development                                       808                 352
       (106)                (34)         Investment tax credits on research and development            (211)                (90)
      1,312               1,121          Amortization                                                 2,593               2,262
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
      9,771               8,078                                                                      19,138              16,592
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
        (41)                220     Operating income (loss)                                             794                 293
       (411)               (195)    Interest expense, net                                              (462)               (232)
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
       (452)                 25     Income (loss) before undernoted                                     332                  61
       (370)              1,419     Income taxes                                                         25               1,549
         30                  69     Minority interest                                                    80                 159
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
        (52)             (1,325)    Income (loss) from continuing operations                            387              (1,329)
     (2,194)                (61)    Loss from discontinued operations, net of taxes                  (2,552)               (506)
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
 $   (2,246)         $   (1,386)    Net loss                                                   $     (2,165)      $      (1,835)
================ == =============== ========================================================== =============== == ===============


                                    BASIC INCOME (LOSS) PER SHARE
 $   (0.001)         $   (0.036)         from continuing operations                            $      0.010       $      (0.036)
     (0.059)             (0.002)         from discontinued operations                                (0.069)             (0.014)
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
 $   (0.060)        $    (0.038)                                                               $     (0.059)      $      (0.050)
================ == =============== ========================================================== =============== == ===============

                                    DILUTED INCOME (LOSS) PER SHARE
 $   (0.001)        $    (0.036)         from continuing operations                            $      0.010       $      (0.036)
     (0.059)             (0.002)         from discontinued operations                                (0.069)             (0.014)
---------------- -- --------------- ---------------------------------------------------------- --------------- -- ---------------
 $   (0.060)        $    (0.038)                                                               $     (0.059)      $      (0.050)
================ == =============== ========================================================== =============== == ===============
                                    Weighted-average number of shares outstanding
 37,021,601          36,565,209          - basic                                                 36,876,494          36,565,156
 37,895,729          36,578,848          - diluted                                               37,573,415          36,586,221
================ == =============== ========================================================== =============== == ===============

                             SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                          JUNE 30,           March 31,         December 31,
                                                                            2002                2002               2001
                                                                       ----------------    ---------------     --------------
ASSETS

CURRENT
     Cash and cash equivalents                                         $       2,146       $       3,042       $       5,602
     Accounts receivable                                                       8,920               9,738               7,472
     Inventories                                                               5,280               5,193               5,272
     Prepaid expenses                                                          1,112                 814                 570
     Future income taxes, net                                                    673                 673               1,192
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                              18,131              19,460              20,108

Property, plant and equipment, net                                            24,679              23,092              22,294
Goodwill, net                                                                  2,798               2,874               3,086
Intangible assets, net                                                        24,091              24,490              25,575
Other assets                                                                     885                 899                 995
Future income taxes, net                                                      10,079               8,795               8,141
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                       $      80,663       $      79,610       $      80,199
====================================================================== ================ == =============== === ==============

LIABILITIES

CURRENT
     Bank loan                                                         $       1,350       $       1,975       $       1,666
     Accounts payable and accrued liabilities                                  8,082               6,256               8,125
     Current portion of deferred revenues                                      5,938               6,108               6,476
     Current portion of long-term debt                                           999                 752               1,446
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                              16,369              15,091              17,713

Deferred revenues                                                             16,584              16,872              18,139
Long-term debt                                                                 8,727               8,985               6,614
Customer deposits                                                              2,312               2,028               1,966
Minority interest                                                              3,396               3,260               3,050
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                       $      47,388       $      46,236       $      47,482
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares authorized         $      50,991       $      50,699       $      50,175
Contributed surplus                                                            6,560               6,632               6,476
Employee participation shares; 2,000,000 shares authorized                       131                 157                 157
       Less:  loans receivable                                                  (131)               (157)               (157)
Warrants                                                                          72                  72                  72
Deficit                                                                      (24,561)            (22,315)            (22,396)
Cumulative translation adjustment                                                213              (1,714)             (1,610)
---------------------------------------------------------------------- ---------------- -- --------------- --- --------------
                                                                              33,275              33,374              32,717
====================================================================== ================ == =============== === ==============
                                                                       $      80,663       $      79,610       $      80,199
====================================================================== ================ == =============== === ==============

                                 SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

         THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
-------------------------------------                                                     -----------------------------------
       2002                2001                                                                 2002               2001
------------------    ---------------                                                     ------------------   --------------
                                      COMMON STOCK (NUMBER OF SHARES)
     36,935,434           36,565,102  Balance, beginning of period                             36,613,434         36,565,102
              -                    -    Issuance of common shares                                       -                  -
              -                    -    Exercise of warrants                                            -                  -
        128,668                3,232    Exercise of options                                       450,668              3,232
         17,088                    -    Exercise of employee participation shares                  17,088                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
     37,081,190           36,568,334  Balance, end of period                                   37,081,190         36,568,334
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      COMMON STOCK
 $       50,699        $      50,092  Balance, beginning of period                         $       50,175     $       50,092
              -                    -    Issuance of common shares                                       -                  -
              -                    -    Exercise of warrants                                            -                  -
            238                    -    Exercise of options                                           762                  -
             54                    -    Exercise of employee participation shares                      54                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $       50,991        $      50,092  Balance, end of period                               $       50,991     $       50,092
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      CONTRIBUTED SURPLUS
 $        6,632        $       6,476  Balance, beginning of period                         $        6,476     $        6,476
            (72)                   -    Stock compensation                                             84                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $        6,560        $       6,476  Balance, end of period                               $        6,560     $        6,476
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      EMPLOYEE PARTICIPATION SHARES
 $          157        $         157  Balance, beginning of period                         $          157     $          157
              -                    -    Issuance of employee participation shares                       -                  -
            (26)                   -    Exercise of employee participation shares                     (26)                 -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $          131        $         157  Balance, end of period                               $          131     $          157
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      EMPLOYEE PARTICIPATION SHARES-LOANS RECEIVABLE
 $         (157)       $        (157) Balance, beginning of period                         $         (157)    $         (157)
              -                    -    Issuance of employee participation shares                       -                  -
             26                    -    Exercise of employee participation shares                      26                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $         (131)       $        (157) Balance, end of period                               $         (131)    $         (157)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      WARRANTS
 $           72        $          72  Balance, beginning of period                         $           72     $           72
              -                    -    Issuance of warrants                                            -                  -
              -                    -    Exercise of warrants                                            -                  -
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $           72        $          72  Balance, end of period                               $           72     $           72
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      DEFICIT
 $      (22,315)       $     (20,657) Balance, beginning of period                         $      (22,396)    $      (20,208)
         (2,246)              (1,386)   Net loss                                                   (2,165)            (1,835)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $      (24,561)       $     (22,043) Balance, end of period                               $      (24,561)    $      (22,043)
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------

                                      CUMULATIVE TRANSLATION ADJUSTMENT
 $       (1,714)       $        (832) Balance, beginning of period                         $       (1,610)    $            -
          1,927                1,051  Foreign currency translation adjustments                      1,823                219
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
            213                  219  Balance, end of period                                          213                219
------------------ -- --------------- --------------------------------------------------- ---------------- - ----------------
 $       33,275        $      34,816  TOTAL SHAREHOLDERS' EQUITY                           $       33,275     $       34,816
================== == =============== =================================================== ================ = ================

                                 SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

         THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

  FOR THE THREE MONTH PERIOD                                                                       FOR THE SIX MONTH PERIOD
        ENDED JUNE 30,                                                                                  ENDED JUNE 30,
------------------------------                                                                  -------------------------------
     2002             2001                                                                          2002             2001
--------------    ------------                                                                  -------------    --------------
                               CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
 $     (52)        $  (1,325)  Net income (loss) from continuing operations                     $       387       $     (1,329)
                                Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
    (1,602)            (1,202)      Amortization of deferred revenues                                (3,158)            (2,409)
     1,312              1,121       Amortization                                                      2,593              2,262
       (71)                 -       Stock compensation                                                   85                  -
      (638)             1,221       Future income taxes                                                (635)               924
       (30)               (69)      Minority interest                                                   (80)              (159)
        22                  -       Other                                                               116                (13)
                                Changes in operating assets and operating liabilities
     1,307              1,821       Accounts receivable                                                (545)               551
       172                605       Inventories                                                         237              1,123
       (30)                80       Income taxes                                                     (1,328)               480
      (250)               (60)      Prepaid expenses                                                   (497)               347
      (263)             1,063       Accounts payable and accrued liabilities                         (1,227)               228
         -                  -       Current portion of deferred revenues                                  -                 47
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (123)             3,255                                                                        (4,052)             2,052
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
                                CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
      (867)            (1,864)     Expenditures for property, plant and equipment                    (2,153)            (2,843)
         -                  -      Increase in intangible assets                                        (60)              (120)
       899                  -      Increase in deferred revenues                                        899                409
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
        32             (1,864)                                                                       (1,314)            (2,554)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
                               CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
         -                973      Proceeds from bank loan                                              314                973
      (708)                 -      Repayment of bank loan                                              (708)                 -
        26                  -      Proceeds from long-term debt                                       1,898                  -
         -               (178)     Repayment of long-term debt                                         (172)              (418)
       178                  -      Proceeds from customer deposits                                      245                  -
       292                  -      Exercise of warrants and options                                     816                  -
         -                  -      Issue of common shares by subsidiary to minority interest            267                  -
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (212)               795                                                                         2,660                555
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
        (1)               113  Effect of foreign exchange rate changes on cash and cash
                                equivalents                                                             (79)               (31)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (304)             2,299  Net cash (used in) from continuing operations                         (2,785)                22
      (592)               (32) Net cash used in discontinued operations                                (671)              (161)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
      (896)             2,267  Net decrease in cash and cash equivalents                             (3,456)              (139)
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
     3,042              2,014  Cash and cash equivalents, beginning of period                         5,602              4,420
-------------- -- ------------ ---------------------------------------------------------------- ------------- -- --------------
$    2,146         $    4,281  Cash and cash equivalents, end of period                         $     2,146      $       4,281
============== == ============ ================================================================ ============= == ==============

                               ADDITIONAL INFORMATION
$       73         $      169      Interest paid                                                $       151      $         337
$       77         $      153      Income taxes paid                                            $     1,772      $         222

============== == ============ ================================================================ ============= == ==============

                                 SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

         THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").


         The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For periods subsequent to January 1, 2001, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2002 and the results of operations and cash flows for the quarter ended June 30, 2002 and 2001.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

2. ACCOUNTING CHANGE

         (a)  Goodwill and Other Intangible Assets

         Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to
Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

         The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

      FOR THE THREE MONTH PERIOD                                                             FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                        ENDED JUNE 30,
---------------------------------------                                               ---------------------------------------
      2002                  2001                                                            2002                  2001
------------------     ----------------                                               ------------------     ----------------

$      (2,246)         $      (1,386)    Net loss, as reported                        $        (2,165)       $      (1,835)
            -                     26     Amortization expense on goodwill                           -                   52
------------------ --- ---------------- --------------------------------------------- ------------------ --- ----------------
$      (2,246)         $      (1,360)    Net loss, adjusted                           $        (2,165)       $      (1,783)
================== === ================ ============================================= ================== === ================

         (b)  Foreign Currency Translation

         Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with no impact on prior periods.

         (c)  Stock-based Compensation Costs

         Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

3. DISCONTINUED OPERATIONS

         On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

         On August 14, 2002, the Company was advised that the acquisition would not be completed by the acquirer. The Company is considering other divestiture alternatives with respect to DRAXIS Pharmaceutica.

         Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended June 30, 2002 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to ALERTEC(R) and continue to market and sell ALERTEC(R) in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R) and information for prior periods has been reclassified to reflect this change.

         Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

         The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

      FOR THE THREE MONTH PERIOD                                                              FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                         ENDED JUNE 30,
---------------------------------------                                                 -------------------------------------
      2002                  2001                                                             2002                 2001
------------------     ----------------                                                 ----------------     ----------------
$        1,501         $        1,494   Revenues                                        $       2,865        $       2,773
------------------ --- ---------------- ----------------------------------------------- ---------------- --- ----------------
$         (394)        $          (61)  Operating loss from discontinued operations     $        (752)       $        (506)
        (1,800)                     -   Provision for future losses                            (1,800)                   -
------------------ --- ---------------- ----------------------------------------------- ---------------- --- ----------------
$       (2,194)        $          (61)  Net loss from discontinued operations           $      (2,552)       $        (506)
================== === ================ =============================================== ================ === ================

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

4. SHAREHOLDERS' EQUITY

         (a) Stock Option Plan

         The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

      FOR THE THREE MONTH PERIOD                                                             FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                        ENDED JUNE 30,
---------------------------------------                                               ---------------------------------------
       2002                  2001                                                            2002                  2001
------------------     ----------------                                               ------------------     ----------------
    3,371,444              3,157,527     Balance, beginning of period                       3,358,444            3,079,527
                                         Increase (decrease) resulting from:
       45,000                 85,000          Granted                                         380,000              163,000
     (128,668)                (3,232)         Exercised                                      (450,668)              (3,232)
      (43,500)                     -          Cancelled                                       (43,500)                   -
            -                (87,750)         Expired                                               -              (87,750)
------------------ --- ---------------- --------------------------------------------- ------------------ --- ----------------
    3,244,276              3,151,545     Balance, end of period                             3,244,276            3,151,545
================== === ================ ============================================= ================== === ================

         (b)  Stock-based Compensation Costs

         The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

     FOR THE THREE MONTH PERIOD                                                               FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                          ENDED JUNE 30,
-------------------------------------                                                   -------------------------------------
      2002                                                                                    2002
-----------------    ----------------                                                   ------------------   ----------------
 $     (2,246)                         Net loss, as reported                             $       (2,165)
          (49)                              - PRO FORMA IMPACT                                      (90)
----------------- -- ---------------- ------------------------------------------------- ------------------ - ----------------
 $     (2,295)                         PRO FORMA net loss                                $       (2,255)
================= == ================ ================================================= ================== = ================

 $     (0.060)                         Basic net loss per share, as reported             $       (0.059)
       (0.001)                         PRO FORMA impact per share                                (0.002)
----------------- -- ---------------- ------------------------------------------------- ------------------ - ----------------
 $     (0.061)                         PRO FORMA net loss per share (Basic)              $       (0.061)
 $     (0.061)                         PRO FORMA net loss per share (Diluted)            $       (0.061)
================= == ================ ================================================= ================== = ================

                                    Assumptions used in Black Scholes option pricing model
            0.0%                       Dividend yield                                                 0.0%
             63%                       Expected volatility                                          63-64%
        5.3-5.6%                       Risk-free interest rate                                    4.6-5.6%
           5 YRS                       Expected option life                                          5 YRS

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

5.       SEGMENTED INFORMATION

INDUSTRY SEGMENTATION
         For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
------------------------------------                                                       ----------------------------------
      2002                2001                                                                  2002               2001
-----------------    ---------------                                                       ---------------    ---------------
                                      PRODUCT SALES REVENUES
$     1,989          $     1,729         Radiopharmaceuticals                              $     4,981        $     3,364
      5,943                5,061         Manufacturing                                          11,017             10,250
       (280)                 (64)        Corporate and Other                                      (246)                41
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     7,652          $     6,726                                                           $    15,752        $    13,655
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
                                      ROYALTY AND LICENSING REVENUES
$       112          $        27         Radiopharmaceuticals                              $       196        $        42
          -                    -         Manufacturing                                               -                  -
      1,966                1,545         Corporate and Other                                     3,984              3,188
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     2,078          $     1,572                                                           $     4,180        $     3,230
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
                                      TOTAL REVENUES
$     2,101          $     1,756         Radiopharmaceuticals                              $     5,177        $     3,406
      5,943                5,061         Manufacturing                                          11,017             10,250
      1,686                1,481         Corporate and Other                                     3,738              3,229
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     9,730          $     8,298                                                           $    19,932        $    16,885
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
                                      SEGMENT INCOME(1)
$       106          $       537         Radiopharmaceuticals                              $     1,159        $       915
        194                  130         Manufacturing                                             328                185
        971                  674         Corporate and Other                                     1,900              1,455
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     1,271          $     1,341                                                           $     3,387        $     2,555
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
                                      AMORTIZATION
$       281          $       247         Radiopharmaceuticals                              $       550        $       490
        288                  200         Manufacturing                                             564                396
        743                  674         Corporate and Other                                     1,479              1,376
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     1,312          $     1,121                                                           $     2,593        $     2,262
================= == =============== ===================================================== =============== == ===============
                                      OPERATING INCOME (LOSS)(2)
$      (175)         $       290         Radiopharmaceuticals                              $       608        $       425
        (94)                 (70)        Manufacturing                                            (236)              (211)
        228                    -         Corporate and Other                                       422                 79
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$       (41)         $       220                                                            $      794        $       293
================= == =============== ===================================================== =============== == ===============

                                                                          JUNE 30,            March 31,        December 31,
                                                                            2002                2002               2001
                                                                       ---------------     ---------------    ---------------
                                      IDENTIFIABLE ASSETS
                                         Radiopharmaceuticals          $    13,911         $   13,008         $    12,385
                                         Manufacturing                      28,152             28,538              24,906
                                         Corporate and Other                38,600             38,064              42,908
                                     --------------------------------- --------------- --- --------------- -- ---------------
                                                                       $    80,663         $   79,610         $    80,199
================= == =============== ===================================================== =============== == ===============

(1) Segment income from continuing operations before amortization, interest, income taxes and minority interest.
(2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

GEOGRAPHIC SEGMENTATION

     FOR THE THREE MONTH PERIOD                                                                FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                           ENDED JUNE 30,
------------------------------------                                                       ----------------------------------
      2002                2001                                                                  2002               2001
-----------------    ---------------                                                       ---------------    ---------------
                                      REVENUES(3)
$     6,171          $     5,391         Canada                                            $    12,233        $    11,164
      3,497                2,907         United States                                           7,581              5,721
         62                    -         Other                                                     118                  -
----------------- -- --------------- ----------------------------------------------------- --------------- -- ---------------
$     9,730          $     8,298                                                           $    19,932        $    16,885
================= == =============== ===================================================== =============== == ===============

                                                                                           --------------- -- ---------------
                                                                          JUNE 30,           March 31,         December 31,
                                                                            2002                2002               2001
                                                                       ---------------    ----------------    ---------------
                                     LONG-LIVED ASSETS(4)
                                        Canada                         $    42,253         $   40,618         $    40,600
                                        United States                        9,315              9,838              10,355
                                    ---------------------------------- --------------- -- ---------------- -- ---------------
                                                                       $    51,568         $   50,456         $    50,955
================= == =============== ===================================================== =============== == ===============

(3) Revenues are attributable to countries based upon the location of the customer.
(4) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.


6. COMPARATIVE INFORMATION

The Company has reclassified certain prior period's information to conform with the current presentation format.